

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2014

<u>Via E-mail</u>
Robert Regular
Chief Executive Officer
Kitara Holdco Corp.
525 Washington Blvd., Suite 2620
Jersey City, NJ 07310

> **Re:     Kitara Holdco Corp.**
> **Registration Statement on Form S-4**
> **Filed November 5, 2014**
> **File No. 333-199892**

Dear Mr. Regular:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.    We note that in the past three years, Future Ads LLC has made distributions to its members. Please provide us your analysis regarding the applicability of the disclosures required for roll-up transactions. Refer to General Instruction I of Form S-4.

Fee Table

2.    You are registering 105,265,065 shares. In your prospectus, however, you state that former members of Future Ads will own 154,213,092 after the closing of the transaction. In addition, you may issue shares as a result of "earn out" payments and "deferred consideration." Please reconcile the maximum shares that you may offer as a result of this transaction with the amount of shares on your fee table. For guidance, refer to Question 125.03 of the Securities Act Forms Compliance and Disclosure Interpretations.

Questions and Answers About the Special Meeting, page 1

3.      You indicate that you will file the form of proxy in an amendment.  Please tell us whether
        you intend to bundle the Charter Amendment Proposals and if so, provide us your
        analysis regarding why it is appropriate to bundle these proposals.  For guidance, refer to
        Questions 101.01 and 101.02 of Exchange Act Rule 14a-4(a)(3) Questions and Answers
        of General Applicability.  In this regard, we note that the letter to stockholders describes
        the Charter Amendment Proposals as material.

4.      Please add questions and answers that address the following issues:
        •       What will Kitara shareholders receive as a result of the merger;
        •       What equity stake will Kitara shareholders hold in New Holdco following the
                transactions;
        •       How will the transactions be financed and what effect will the financing have on
                New Holdco;
        •       What are the conditions to the completion of the transactions;
        •       What happens if the transactions are not completed; and
        •       What are the material U.S. federal income tax consequences to Kitara
                shareholders of the transactions?

Summary

Parties to the Transactions, page 8

5.      Please provide a cross-reference under each subheading to a more detailed discussion in
        your prospectus.  Refer to Instruction 1 of Item 1001 of Regulation S-K.

Tax Consequences to Kitara Stockholders, page 14

6.      You disclose that Kitara common stockholders receiving your shares will not recognize
        any gain or loss.  We also note that you have received an opinion of counsel.  Please file
        this opinion as an exhibit or advise.  Refer to Item 601(b)(8) of Regulation S-K and
        Section III.A.2 of Staff Legal Bulletin No. 19 (October 14, 2011).

Risk Factors

If the transactions are consummated…, page 24

7.      Please expand the caption of this risk factor to succinctly state the risks associated with
        having significant leverage.  Similarly revise other risk factor headings where you only
        state a fact about your business but not the resulting risk.  For example and without
        limitation, we note the first risk factor on page 27.

If we are unable to comply…, page 38

8.      You disclose on page 132 that the amounts due under the Credit Agreement are secured by your assets and pledges of your ownership in NYPG and Andover Games.  Please expand your disclosure in this risk factor accordingly.

Proposal Nos. 2A to 2F — The Charter Amendment Proposals

Proposal 2A — Increase in Authorized Shares, page 62

9.      In the last sentence on page 62 you state that there are no plans to issue additional shares except for issuances described in the preceding paragraph.  You should note that to the extent you have plans to acquire other businesses, form partnerships, and effect splits or pay dividends as you state in the last sentence of the preceding paragraph, you should provide applicable disclosure as required by Note A of Schedule 14A.  Please advise or revise.

Proposal 2E — Opt Out of Section 203, page 64

10.     Here and in the immediately following proposal, please include balancing disclosure that highlights the disadvantages to shareholders should these proposals be adopted.

The Transactions

Background of the Transactions, page 77

11.     Please clarify what you mean by "potential transaction" in the second and third paragraph in this section.  In addition, disclose in this section:
*       Why Future Ads was considered a suitable party with which to initiate discussions of a "potential transactions";
*       Why this was considered the appropriate time to discuss "potential transactions";
*       What other parties were considered for purposes of entering into a business combination and what communications where held with those parties; and
*       How you arrived at the amount and types of consideration.

12.     You state that beginning on June 20, 2014, Kitara and Future Ads initiated discussions with financial lenders including Highbridge.  Please briefly describe any alternative financing arrangements considered and why they were rejected in favor of the Highbridge proposal.

13.     You state in disclosure on page 77 that negotiations regarding the terms of the agreements and exhibits continued "over the next two months."  Revise this section of your filing to describe each meeting or discussion that occurred during that time period

rather than present them as a group.  Disclose when each meeting took place, who was present, and what was discussed.

Kitara's Reasons for the Transactions and Recommendations of Kitara's Board of Directors, page 78

14.    Refer to the third bullet point on page 79.  Revise to discuss how Kitara's board considered historical and current market prices of Kitara common stock in reaching its decision to adopt the merger and exchange agreements and recommend that Kitara stockholders approve the merger agreement.  Disclose why these factors were viewed as positive in the analysis.

The Agreements

Debt Financing, page 96

15.    Please expand your disclosure in the last sentence of the first paragraph to explain how you will determine whether sufficient funds are available to pay the fee of $12.5 million to Highbridge in cash.

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

III. Pro Forma Adjustments

Pro Forma Condensed Combined Balance Sheet – As of June 30, 2014, page 108

16.    Please revise Note 9 to provide supporting calculation of the purchase price, including the date at which the stock price was determined.  In addition, provide a sensitivity analysis for the range of possible outcomes based upon percentage increases and decreases in the recent stock price.

Pro Forma Condensed Combined Statement of Operations – For the Six Months Ended June 30, 2014, page 110

17.    Please revise Note 6 to provide the supporting calculations for the pro forma adjustment to weighted average shares.  Similar concerns apply to Note 11 related to the pro forma combination with Future Ads for the year ended December 31, 2013.

Security Ownership, page 112

18.     Please disclose the natural persons that have voting or dispositive power over the shares held by the entities in your table on page 112.  You only provide such disclosure for Ironbound Partners.

Kitara's Business

Our Opportunity, page 121

19.     Regarding the industry data and other research you cite in your prospectus by eMarketer, Comscore, Interactive Advertising Bureau and Business Intelligence, and IAB, please provide us with supplemental copies of the source of information that you cite.  In addition, tell us whether the data was prepared for your company or for the offering.

Legal Proceedings, page 125

20.     In your disclosure, please specify the assets that have been pledged in the Security Agreement and on which Intrepid seeks to foreclose and tell us what consideration you gave to including an appropriate risk factor.

Kitara's Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 127

21.     We note your reconciliation of "EBITDA" on pages 127 and 130 also includes adjustments for "other income" and "stock compensation expense."   As this measure includes adjustments that are not contemplated in the definition of "EBITDA" please revise to title the measure something other than "EBITDA."  See Question 103.01 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Liquidity and Capital Resources

Sources of Liquidity, page 132

22.     Please disclose whether you are in compliance with the covenants in your credit facility as of the most recent practicable date.

Contractual Obligations and Commitments, page 135

23.     In the paragraph immediately following the table on page 135 you state that your office lease expires in March 2020. Your table, however, only reflects operating lease payments that are due in less than one year. Please advise or revise.

Kitara's Related Party Transactions

Related Party Transactions, page 138

24.     Please disclose the total price paid by Ironbound for the 500,000 shares it purchased on February 29, 2012. Also disclose the price paid by Mr. Zimmer for the 100,000 shares he purchased.

25.     Refer to the last paragraph on page 138. Please disclose the approximate dollar amount involved in your transaction with United Talent Agency. Refer to Item 404(a)(3) of Regulation S-K.

26.     Please disclose the interest rate of the Closing Notes that you discuss in the third paragraph on page 139.

27.     You state in the second paragraph on page 140 that Ironbound committed to convert the March 26, 2014 promissory note. Please disclose whether the conversion was completed, the number of securities issued in the conversion, and the dollar amount involved. In addition, disclose the number of securities that Ironbound purchased for $36,249.85 and that Mr. Regular purchased for $50,000 in the April 2014 Private Placement.

28.     Please disclose the bonus payable to Mr. Silberstein under the separation agreement.

Future Ads' Business, page 147

29.     You mention on page 49 that you outsource research and development activities. Please describe this arrangement and the nature of the research and development activities. Also include any material amounts spent on research and development. Refer Item 101(c)(1)(xi) of Regulation S-K.

Competition, page 153

30.     Please expand to disclose those competitors you mention in the first risk factor on page 40 and any other dominant competitors. Alternatively, tell us why you do not believe that these are the dominant competitors in your industry. Refer to Item 101(c)(1)(x) of Regulation S-K.

31.    We note that you do not disclose any negative factors pertaining to your competitive
       position.  Please advise or revise.

Intellectual Property, page 154

32.    Please disclose the expiration date of your patent.

Future Ads' Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 156

33.    Please tell us what consideration you gave to providing an executive-level overview that
       provides context for the remainder of your MD&A discussion.  Discuss the material
       opportunities, challenges, and risks on which management is most focused, as well as the
       actions that management is taking to address those matters.  Describe the performance
       indicators (financial and non-financial) that management uses to assess your business that
       would be material to investors.  Refer to SEC Release 33-8350.

Future Ads Related Party Transactions, page 165

34.    Please name the related parties for the transaction you disclose in this section.  Refer to
       Item 404(a)(1) of Regulation S-K.

Description of New Holdco Capital Stock, page 172

35.    Please note that while a summary is not required to contain all the detailed information
       that is in the certificate of incorporation or the bylaws, it must be complete.  Please revise
       the first sentence to remove the statement that your summary is not complete.

Deadline for 2015 Kitara Stockholder Proposals, page 184

36.    Please revise the second sentence to refer to Exchange Act Rule 14a-8(e).

Kitara Media Corp. Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page FS-24

37.    We note your disclosure that revenues are recorded on a gross basis.  Please tell us the
       following with respect to each of your revenue generating activities:

       •   Identify the service that the company provides to the customer;

- Describe the process and the parties involved;
- Identify who is ultimately responsible for providing the service to the customer;
- Describe the nature and level of risk borne by the company;
- Describe how pricing is established; and
- Describe your analysis of all factors in ASC 605-45-45.

Note 7. Litigation, page FS-32

38.     You disclose that Kitara Media signed a Security Agreement pledging certain of its assets as security for the Note. To more clearly demonstrate the extent of the contingency, please tell us what consideration was given to describing and quantifying the amount of assets that have been pledged as collateral. Refer to paragraphs 50-3 through 50-5 of ASC 450-20-50.

Future Ads LLC Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1.  Nature of Business and Significant Accounting Policies, page FS-55

39.     Please revise to include a discussion of the potential effects that recently issued accounting standards will have on your financial statements when adopted in a future period. Refer to SAB Topic 11.M. For example, please revise to disclose the potential effect of ASU No. 2014-09, Revenue from Contracts with Customers.

Revenue Recognition, page FS-55

40.     On page 151 you disclose that Future Ads delivers advertising through its real-time, bid-based, online advertising platform. We note that advertising campaign revenue and third-party application development revenue are recorded on a gross basis. Please tell us the following with respect to these revenue generating activities:

- Identify the service that the company provides to the customer;
- Describe the process and the parties involved;
- Identify who is ultimately responsible for providing the service to the customer;
- Describe the nature and level of risk borne by the company;
- Describe how pricing is established; and
- Describe your analysis of all factors in ASC 605-45-45.

Exhibit Index, page II-8

41.     Please tell us what consideration you gave to filing the lease agreement for your corporate offices in Jersey City as an exhibit. Refer to Item 601(b)(10)(ii)(D) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters.  Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3456 with any other questions.  If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney-Adviser

cc:     <u>Via E-mail</u>
        David Alan Miller, Esq.
        Graubard Miller